June 21, 2006

VIA FEDERAL EXPRESS AND
EDGAR TRANSMISSION

Owen Pinkerton
Senior Counsel
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.20549-0303

Re:	Wilson Holdings, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed May 22, 2006
Registration No. 333-131486

Dear Mr. Pinkerton:

On behalf of our client, Wilson Holdings, Inc. (the “Company”), enclosed herewith for filing via EDGAR is pre-effective Amendment No.3 (“Amendment No.3”) to the above referenced Amendment No.2 to Registration Statement on Form S-1 (the “Registration Statement”). Signature pages to Amendment No.3 and the required consents of experts have been manually executed prior to the time of filing and will be retained by the Company for at least five years.

We are in receipt of your letter dated June 1, 2006 expressing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement as filed May 22, 2006. On behalf of the Company, we hereby set forth the following information in response to the comments contained in the Staff’s June 1, 2006 letter. We have set forth below in bold and italics the comments made by the Staff. Following each comment is a response and/or summary of the action taken by the Company in response.

Prospectus Summary

Overview, page 3

1.

We refer to your statement that your current activities are “centered on securing and developing approximately $40 million to $50 million in real estate holdings” in certain sections of Texas. It appears, however, that your total assets, including $10 million in cash, are significantly less than $40 - $50 million. Please revise accordingly.

In response the Staff’s comment, the Company has revised page 3 of Amendment No.3 to disclose that the Company intends to utilize conventional real estate loans to secure and develop the real estate holdings. Using such loans, the Company can control real estate assets in excess of the Company’s current total assets.

Risk Factors

We require substantial capital to pursue our operating strategy…page 7

2.

Please expand your discussion on the loan commitment received in May 2006 to refinance the notes to briefly describe the terms of that agreement and the anticipated closing date. Please also include this information in MD&A where the refinancing is discussed.

In response the Staff’s comment, the Company has revised pages 7 and 20 of Amendment No.3 to note additional details on the loan commitment.

3.	Please quantify your aggregate monthly debt obligations as described under this risk factor and indicate when you must begin making these payments.

In response the Staff’s comment, the Company has revised pages 7 and 20 of Amendment No.3.

We are at risk of loss for loans or advances to our customers, page 9

4.	As requested in previous comment 10, please disclose any limits on your option to offer surety or financing. If none exist, please so state in your disclosure.

In response the Staff’s comment, the Company has revised page 9 of Amendment No.3.

We issued 10 million in convertible notes…page 10

5.

We note your response to previous comment 15. Please expand to disclose the range in trading prices for your stock during the period immediately preceding the closing of the convertible note purchase and briefly describe the thinly traded nature of your stock at that time. Please also discuss these issues with respect to the recent trading price of stock in your disclosure.

In response the Staff’s comment, the Company has revised page 10 of Amendment No.3.

If we are unable to generate sufficient cash…page 11

6.

We note your response to previous comment 16, please expand further to describe how your development activities may be curtailed in the event you generate insufficient cash to meet your development plans. For example, we note on page 17 of your disclosure on alternative means to refinance property in the event you are unable to close on anticipated funds from loans, such as, forcing a sale at a loss on unfavorable terms.

In response the Staff’s comment, the Company has revised pages 11 and 12 of Amendment No.3 to disclose how its development activities could be curtailed.

Management Discussion and Analysis….page 15

7.

It is unclear where you have addressed our previous comment 20. We note that you have deleted the second paragraph relating to homebuilding services, however, there is no definitive statement indicating that you have derived no revenues from your homebuilding services to date.

In response the Staff’s comment, the Company has revised page 17 of Amendment No.3 to disclose that the Company has received $36,000 of revenue from homebuilding service fees, which were eliminated in the consolidation of its operating results.

Contractual Obligations and Commitments, page 23

8.	Please revise the table to include the amounts due on the construction loans as discussed on page 22 or advise us as to why these commitments are not included.

In response the Staff’s comment, the Company has revised page 20 of Amendment No.3. to add amounts due on construction loans to the Contractual Obligations and Commitments table.

9.	We note your response to comment 23. We are still unclear what consideration you have to including the $15 million in land purchases, installments and option fees disclosed on page 16.

In response the Staff’s comment, the Company has revised pages 19 and 20 of the Amendment No.3 to clarify the amounts the Company plans on spending versus the amounts contracted. We have added the contracted land acquisition amounts to the “Contractual Obligations and Commitments” table.

Certain Relationships and Related Transactions, page 41

10.

In your response to previous comment 29, please tell how you assessed the value of preferred shares issued to Mr. Gorman and Mr. Wilson in exchange for their combined 25.92% interest in the property as compared to the value of the notes payable to SGL in consideration for their 74.08% interest in the property. To the extent that the values assessed to the respective sellers of interest in the property are not comparable, please tell us how the sale of land by Mr. Gorman and Mr. Wilson are completed in an arm’s length transaction.

The 2,404,789 shares of Series A Preferred Stock were issued at a price of $1.00 per share, (the same price as such shares had been sold earlier) implying a valuation of $2,404,789 on Mr. Gorman and Mr. Wilson’s 25.92% interest in the property. The valuation placed on the total property would therefore be approximately $9,277,735, and the SGL entities’ 74.08% of the property valued at approximately 6,879,946. The notes payable issued for the 74.08% of the property were in an aggregate principal amount of approximately $6,890,988. The Company therefore believe that the values assessed to the respective sellers of interest in the property were very comparable.

Financial Statements for the years ended December 31, 2005 and 2004, pages F-2 – F-21

Note (9) Indebtedness, pages F-16 – F-18

11.	We note your response to comment 34 and still do not fully understand the basis for your accounting:

•

Please explain how you conclude that each of the contracts is freestanding as opposed to embedded. We do not under-stand how you utilize EITF 00-19 in making this determination since that guidance is only provided in SFAS 133.

In accordance with SFAS 133, the Company assessed whether each of the derivatives was freestanding or embedded. Based on its assessment, the Company believes that the warrants issued to the convertible debt holders are freestanding and that the other derivatives (i.e. Beneficial Conversion Feature,  Early Redemption Option, and Fixed Price Adjustment Option) are embedded.

•	We are still unclear how you evaluated each embedded derivative feature within your convertible notes in determining bifurcation was required. First, please explain how you considered the anti-dilution provisions and EITF 05-02 in determining whether the host contract (i.e. the convertible debt) is “conventional”. Also, please explain how you evaluated the guidance in paragraphs 12 through 13 of EITF 00-19 for each contract in determining that the contract would be classified as liability if it were freestanding and therefore, meet the definition of a derivative under paragraph 11 of SFAS 133.

In accordance with provisions of EITF 05-02, the Company believes that the host contract is "non-conventional,"  as the option does not convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer), due to clauses in the contract which result in conversion into variable number of shares. Additionally the Company believes that the derivatives are liabilities, mainly due to the registration rights which the convertible debt holders have (i.e. in the event of failure to register the shares, the convertible debt holders have "other equitable remedies" which they may have against the Company).

•	As it related to the Penalty Warrants, please further explain how you considered the guidance in EITF 00-19 in determining that the warrants should be classified as liabilities. Please also tell us whether these penalty warrants could be cash settled if your shares are never registered.

The Penalty warrants are classified as liabilities mainly due to the registration rights these warrant holders have and that these warrants can be cash settled at the option of the warrant holders. The warrant agreement allows the warrant holders to pursue "other equitable remedies" in the event the Company is unable to get the shares registered.

•	Please more clearly explain to us your basis for using the Black-Scholes option pricing model to value each of the derivatives as opposed to a lattice model.

The Company primarily used the Black-Scholes option pricing model to value each derivative, as the differences between the Lattice model and Black-Scholes were immaterial given the limited operating history of the Company and the limited trading history of the Company's common stock. However, the Company plans to use the Lattice model in the future.

Please refer any further questions or comments to the undersigned at (512) 320-9278.

Very truly yours,

Erik S. Romberg

cc:	Matt Maulbeck [Staff]
Daniel Gordon [Staff]
Charito A. Mittelman [Staff]
Clark Wilson
Daniel Allen
Arun Khurana
Don Turner
Tom Wilkinson